ASANKO GOLD FILES EXPANSION DFS TECHNICAL REPORT

Vancouver, British Columbia, July 18, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) today filed the National Instrument (“NI”) 43-101 Technical Report for the Expansion Definitive Feasibility Study (“DFS”) of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana, West Africa, which can be found on SEDAR, www.sedar.com, and the Company’s website, www.asanko.com. The Expansion DFS has been authored by leading mining consultancy and professional services firms CSA Global, CJM Consulting, DRA Global, Knight Piésold and Venmyn Deloitte.

Peter Breese, President and CEO, commented “The NI 43-101 Technical Report, which has been certified by internationally recognized mining industry consultants, confirms the Asanko Gold Mine is a quality, multi-pit complex that has over 5 million ounces of reserves, a long mine life, a viable organic growth production profile and strong cash flow generation.”

The 43-101 Technical Report includes an update to the AGM global Mineral Resource Estimate (“MRE”) to align the MRE with other resource estimates in the gold sector. The constraining gold price has been lowered from US$2,000/oz to US$1,500/oz, refer to Table 1.

Importantly the AGM mineral reserves remain unchanged at 101 million tonnes at 1.57 g/t for 5.1 million ounces of contained gold, based on a US$1,300/oz gold price, which is within industry norms.

Table 1: Asanko Gold Mine Global Mineral Resource Estimate – Constraining Gold Price Sensitivity

Gold Price	Measured			Indicated			Total	(M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
US$2,000/oz	37.4	1.42	1.70	123.0	1.46	5.79	160.4	1.45	7.49
US$1,500/oz	37.3	1.43	1.72	101.7	1.49	4.87	139.0	1.47	6.59

Notes:
All pits are at a cut-off of 0.5g/t Au. All figures are rounded to reflect appropriate levels of confidence.
Apparent differences may occur due to rounding.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): +1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck, VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

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Qualified Persons Statements
Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.; FSAGS) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for the updated Mineral Resource contents of this news release.

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes technical responsibility for the Mineral Reserves contents of this news release.

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. At the time of this press release, the Company has not yet decided to implement the plans outlined in the DFS. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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